FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an announcement made today by HSBC Bank Malta plc, a 70.03 per cent indirectly held subsidiary of HSBC Holdings plc.

HSBC BANK MALTA P.L.C.
HALF-YEARLY RESULTS FOR 2012

· Profit before tax of €53m for the six months ended 30 June 2012 - an increase of €3m, or 6%, compared with €50m for the same period in 2011.

· Profit attributable to shareholders of €35m for the six months ended 30 June 2012 - up €2m, or 6%, compared with €33m for the same period in 2011.

· Total assets of €5,972m at 30 June 2012, up €147m, or 3%, compared with 31 December 2011.

· Loans and advances to customers of €3,364m at 30 June 2012, an increase of €20m, or 1%, compared with 31 December 2011.

· Customer accounts of €4,660m at 30 June 2012, an increase of €257m, or 6%, compared with 31 December 2011.

· Return on equity for the six months ended 30 June 2012 of 17.8%, compared with 18.5% for the first half of 2011.

· Cost efficiency ratio for the period ended 30 June 2012 of 45.4%, compared with 43.8% for the same period in 2011.

· Capital adequacy ratio of 11.8% at 30 June 2012, compared with 10.6% at 30 June 2011 and 11.6% at 31 December 2011. Tier 1 ratio of 7.8% at 30 June 2012, compared with 6.7% at 30 June 2011 and 7.4% at 31 December 2011.

Commentary

HSBC Bank Malta p.l.c. delivered a positive performance in the six months ended 30 June 2012. Reported profit before tax of €53m increased by 6%, or €3m over the comparable period in 2011.

All the three main business lines, Retail Banking and Wealth Management, Commercial Banking and Global Banking and Markets, contributed positively to the bank's overall performance.

Net interest income increased by 5% to €68m compared with €64m in the first half of 2011. The increase reflected growth in mortgage lending and improved positioning of the balance sheet management available-for-sale portfolio.

Net fee and commission income of €16m for the six months ended 30 June 2012 compared with €17m in June 2011. Growth in funds under administration and higher levels of custody fees more than off-set lower card fees following the sale of the merchant card acquiring business in December 2011.

HSBC Life Assurance (Malta) Ltd reported a profit before tax of €7m compared with €13m in the first half of 2011. The first half of 2011 benefitted from a non-recurring gain of €7m as a result of the refinement in the methodology used to calculate the present value of in-force long-term insurance business. New business particularly with respect to life-insurance protection and higher investment income as a result of improved global market conditions partially offset this non-recurring gain.

A net gain of €2m was reported on the disposal of available-for-sale securities compared to a net loss of €4m in the comparable period in 2011.

Operating expenses at €45m increased by €3m or 6%, impacted by the non-recurring staff cost recoveries in the first half of 2011 of €2m, mainly relating to the release of an early voluntary retirement provision. On a like-for-like basis, costs were well controlled and broadly in line with the first half of 2011 with the increase in amortisation due to the impact of the implementation of a new banking and accounting system introduced during December 2011. Cost efficiency ratio reported at 45.4% compared with 43.8% in the prior period.

At a consolidated level, net impairments reduced from €4m to €0.8m in 2012. This was principally due to a €2m impairment taken on Greek government bonds held by the life insurance subsidiary in its available-for-sale bond portfolio in 2011. Following the Greek bonds restructuring programme, the life insurance subsidiary sold its Greek debt exposure and holds no other Southern European country government debt.

Loan impairments declined to €0.8m (five basis points of the overall loans book) compared with €1.8m in 2011 as the profit or loss benefitted from modest recoveries. At a bank level, non-performing loans remained stable at 5% of gross loans and asset quality remains good.

Net loans and advances to customers increased marginally by €20m to €3,364m. Mortgage market share remained stable. The bank has seen a slight softening in loan demand due to slowing economic conditions. Gross new lending to customers amounted to €274m which reflects the bank's continued support to the local economy.

Customer deposits rose by €257m to €4,660m as at 30 June 2012 reflecting an increase in corporate and institutional deposits. The levels of retail deposits were broadly unchanged despite significant competitive pressure for deposits including from local government bond issuance.

The bank's available-for-sale investments portfolio remains well diversified and conservative.

The bank's liquidity position remains strong with advances to deposits ratio of 72%, compared with 76% at 31 December 2011.

The bank continued to strengthen its capital ratio to 11.8%. This exceeds the 8% minimum regulatory capital requirement. The bank intends to maintain a conservative approach to capital and will continue to build capital where appropriate.

Mark Watkinson, Director and Chief Executive Officer of HSBC Malta, said: "We have delivered another positive set of results that saw pre-tax profit increase by 6% with a return on equity of 17.8%. The bank's capital and liquidity position remain strong and we have a firm grip on risks and costs at a time when we are seeing continuing pressure on revenue as a result of the challenges in the eurozone.

"Despite the difficulties in Europe we have a clear strategy focused around simplifying our business, reducing bureaucracy and improving efficiency. As part of the world's largest international bank we are well placed to service the needs of our customers and to support the local economy.

"I would like to take this opportunity to thank our staff, directors and shareholders for their commitment, hard work and support during the first half of 2012."

The board is declaring an interim gross dividend of 10.0 cent per share (6.5 cent net of tax). This will be paid on 22 August 2012 to shareholders who are on the bank's register of shareholders at 8 August 2012.

Income Statements for the period 1 January 2012 to 30 June 2012

	Group		Bank
	6 mths to 30/06/12	6 mths to 30/06/11	6 mths to 30/06/12	6 mths to 30/06/11
	€000	€000	€000	€000
Interest and similar income
- on loans and advances, balances with Central Bank of Malta , Treasury Bills and other instruments	76,742	76,665	76,733	76,657
- on debt and other fixed income instruments	12,137	10,823	11,094	8,955
Interest expense	(21,248)	(23,264)	(21,434)	(23,420)
Net interest income	67,631	64,224	66,393	62,192

Fee and commission income	16,821	18,402	14,584	16,428
Fee and commission expense	(1,015)	(1,460)	(821)	(1,328)
Net fee and commission income	15,806	16,942	13,763	15,100

Dividend income	-	-	7,680	15,385
Trading profits	4,525	4,105	4,525	4,105
Net income/(expense) from insurance financial instruments designated at fair value	17,385	(1,750)	-	-
Net gains/(losses) on sale of available-for-sale financial investments	2,247	(3,677)	2,175	(3,683)
Net earned insurance premiums	33,446	32,313	-	-
Net other operating income/(expense)	4,510	11,794	431	(51)
Total operating income	145,550	123,951	94,967	93,048

Net insurance claims incurred and movement in policyholders' liabilities	(46,435)	(27,117)	-	-
Net operating income	99,115	96,834	94,967	93,048

Employee compensation and benefits	(25,007)	(23,168)	(23,378)	(21,838)
General and administrative expenses	(16,613)	(16,206)	(15,480)	(15,062)
Depreciation	(2,144)	(2,647)	(2,140)	(2,644)
Amortisation	(1,196)	(386)	(1,187)	(351)
Net operating income before impairment charges and provisions	54,155	54,427	52,782	53,153
Net impairment	(826)	(4,271)	(806)	(1,849)
Net provisions for liabilities and other charges	-	204	-	205
Profit before tax	53,329	50,360	51,976	51,509
Tax expense	(18,819)	(17,715)	(18,337)	(18,121)
Profit for the period	34,510	32,645	33,639	33,388

Profit attributable to shareholders	34,510	32,645	33,639	33,388

Earnings per share	11.8c	11.2c	11.5c	11.4c

Statements of Comprehensive Income for the period 1 January 2012 to 30 June 2012

	Group		Bank
	6 mths to 30/06/12	6 mths to 30/06/11	6 mths to 30/06/12	6 mths to 30/06/11
	€000	€000	€000	€000

Profit attributable to shareholders	34,510	32,645	33,639	33,388

Other comprehensive income/(expense)
Available-for-sale investments:
- fair value gains/(losses)	3,700	(6,068)	3,664	(4,133)
- fair value (gains)/losses transferred to profit or loss on disposal	(2,247)	6,120	(2,175)	3,683
- income taxes	(509)	(18)	(521)	157
Other comprehensive income/(expense) for the period, net of tax	944	34	968	(293)

Total comprehensive income for the period, net of tax	35,454	32,679	34,607	33,095

Statements of Financial Position at 30 June 2012
	Group		Bank
	30/06/12	31/12/11	30/06/12	31/12/11
	€000	€000	€000	€000
Assets
Balances with Central Bank of Malta, Treasury Bills and cash	140,100	233,388	140,099	233,387
Cheques in course of collection	26,562	22,685	26,562	22,685
Derivatives	17,834	17,136	18,240	17,856
Financial assets designated at fair value	395,767	370,080	-	-
Financial investments	974,093	936,830	926,370	883,747
Loans and advances to banks	778,368	637,956	775,607	637,903
Loans and advances to customers	3,363,946	3,344,224	3,363,946	3,344,224
Shares in subsidiary companies	-	-	35,707	35,707
Intangible assets	93,750	89,011	13,281	12,497
Property, plant and equipment	58,296	60,113	58,381	60,195
Investment property	14,620	14,598	11,660	11,663
Non-current assets held for sale	10,886	12,978	10,886	12,978
Current tax assets	142	-	-	-
Deferred tax assets	11,493	14,005	11,233	13,744
Other assets	44,536	31,209	11,909	8,606
Prepayments and accrued income	41,363	40,629	36,799	35,527
Total assets	5,971,756	5,824,842	5,440,680	5,330,719

Liabilities
Derivatives	18,421	17,810	18,421	17,810
Deposits by banks	216,017	389,170	216,017	389,170
Customer accounts	4,659,933	4,402,975	4,695,173	4,440,646
Current tax liabilities	12,107	4,134	11,403	3,198
Deferred tax liabilities	20,686	18,113	-	-
Liabilities to customers under investment contracts	16,506	16,920	-	-
Liabilities under insurance contracts issued	467,843	436,672	-	-
Other liabilities	43,909	38,145	39,365	33,925
Accruals and deferred income	35,283	35,979	34,191	35,152
Provisions for liabilities and other charges	5,419	11,251	5,199	11,031
Subordinated liabilities	87,215	87,208	87,960	87,933
Total liabilities	5,583,339	5,458,377	5,107,729	5,018,865

Equity
Called up share capital	87,552	87,552	87,552	87,552
Revaluation reserve	33,816	32,872	33,067	32,099
Retained earnings	267,049	246,041	212,332	192,203
Total equity	388,417	366,465	332,951	311,854
Total liabilities equity	5,971,756	5,824,842	5,440,680	5,330,719

Memorandum items
Contingent liabilities	127,369	130,763	127,419	132,466
Commitments	1,016,805	1,084,509	1,016,805	1,084,509

The financial statements were approved and authorised for issue by the Board of Directors on 27 July 2012 and signed on its behalf by:

Albert Mizzi, Chairman                                                                                                                                                                                                                                                                               Mark Watkinson, Chief Executive Officer

Statements of Changes in Equity for the period 1 January 2012 to 30 June 2012

	Share capital	Revaluation reserve	Retained earnings	Total equity
Group	€000	€000	€000	€000
At 1 January 2012	87,552	32,872	246,041	366,465

Profit for the period	-	-	34,510	34,510

Other comprehensive income/(expense)
Available-for-sale investments:
- fair value gains, net of tax	-	2,405	-	2,405
- fair value gains transferred to profit or loss on disposal, net of tax		(1,461)	-	(1,461)
Total other comprehensive income	-	944	-	944
Total comprehensive income for the period	-	944	34,510	35,454

Transactions with owners, recorded directly in equity
Contributions by and distributions to owners:
-share-based payments	-	-	156	156
-dividends	-	-	(13,658)	(13,658)
Total contributions by and distributions to owners	-	-	(13,502)	(13,502)
At 30 June 2012	87,552	33,816	267,049	388,417

At 1 January 2011	87,552	28,674	217,604	333,830

Profit for the period	-	-	32,645	32,645

Other comprehensive income/(expense)
Available-for-sale investments:
- fair value losses, net of tax	-	(3,944)	-	(3,944)
- fair value losses transferred to profit or loss on disposal, net of tax	-	3,978	-	3,978
Total other comprehensive income	-	34	-	34
Total comprehensive income for the period	-	34	32,645	32,679

Transactions with owners, recorded directly in equity
Contributions by and distributions to owners:
-share-based payments	-	-	224	224
-dividends	-	-	(14,606)	(14,606)
Total contributions by and distributions to owners	-	-	(14,382)	(14,382)
At 30 June 2011	87,552	28,708	235,867	352,127

Statements of Changes in Equity for the period 1 January 2012 to 30 June 2012

	Share capital	Revaluation reserve	Retained earnings	Total equity
	€000	€000	€000	€000
Bank
At 1 January 2012	87,552	32,099	192,203	311,854

Profit for the period	-	-	33,639	33,639

Other comprehensive income/(expense)
Available-for-sale investments:
- fair value gains, net of tax	-	2,382	-	2,382
- fair value gains transferred to profit or loss on disposal, net of tax		(1,414)	-	(1,414)
Total other comprehensive income	-	968	-	968
Total comprehensive income for the period	-	968	33,639	34,607

Transactions with owners, recorded directly in equity
Contributions by and distributions to owners:
-share-based payments	-	-	148	148
-dividends	-	-	(13,658)	(13,658)
Total contributions by and distributions to owners	-	-	(13,510)	(13,510)
At 30 June 2012	87,552	33,067	212,332	332,951

At 1 January 2011	87,552	28,283	154,722	270,557

Profit for the period	-	-	33,388	33,388

Other comprehensive income/(expense)
Available-for-sale investments:
- fair value losses, net of tax	-	(2,686)	-	(2,686)
- fair value losses transferred to profit or loss on disposal, net of tax	-	2,393	-	2,393
Total other comprehensive expense	-	(293)	-	(293)
Total comprehensive income/(expense) for the period	-	(293)	33,388	33,095

Transactions with owners, recorded directly in equity
Contributions by and distributions to owners:
-share-based payments	-	-	216	216
-dividends	-	-	(14,606)	(14,606)
Total contributions by and distributions to owners	-	-	(14,390)	(14,390)
At 30 June 2011	87,552	27,990	173,720	289,262

Statements of Cash Flows for the period 1 January 2012 to 30 June 2012

	Group		Bank
	6 mths to 30/06/12	6 mths to 30/06/11	6 mths to 30/06/12	6 mths to 30/06/11
	€000	€000	€000	€000

Cash flows from/(used in) operating activities
Interest, commission and premium receipts	132,959	135,398	94,950	99,411
Interest, commission and claims payments	(45,329)	(39,705)	(20,801)	(21,736)
Payments to employees and suppliers	(45,106)	(35,745)	(41,819)	(35,726)
Operating profit before changes in operating assets/liabilities	42,524	59,948	32,330	41,949
(Increase)/decrease in operating assets:
Trading instruments	(13,536)	(36,253)	-	-
Reserve deposit with Central Bank of Malta	44,668	(3,155)	44,668	(3,155)
Loans and advances to customers and banks	(45,435)	5,200	(45,435)	5,170
Treasury Bills	74,079	98,043	74,079	109,607
Other receivables	(17,288)	5,224	(7,244)	(4,066)
Increase/(decrease) in operating liabilities:
Customer accounts and deposits by banks	250,688	(180,922)	248,591	(213,572)
Other payables	7,567	(7,154)	(280)	2,840
Net cash from/(used in) operating activities before tax	343,267	(59,069)	346,709	(61,227)
Tax paid	(6,509)	(3,134)	(5,601)	(2,180)
Net cash from/(used in) operating activities	336,758	(62,203)	341,108	(63,407)
Cash flows from/(used in) investing activities

Dividends received	327	352	5,000	10,000
Interest received from financial investments	21,754	15,629	15,376	9,998
Purchase of financial investments	(259,937)	(321,820)	(259,937)	(320,776)
Proceeds from sale and maturity of financial investments	228,649	106,538	223,263	97,909
Purchase of property, plant and equipment and intangible assets	(2,431)	(6,392)	(2,399)	(6,382)
Proceeds on sale of property, plant and equipment and intangible assets	21	49	21	48
Net cash used in investing activities	(11,617)	(205,644)	(18,676)	(209,203)
Cash flows used in financing activities
Dividends paid	(13,658)	(14,606)	(13,658)	(14,606)
Cash used in financing activities	(13,658)	(14,606)	(13,658)	(14,606)
Increase/(decrease) in cash and cash equivalents	311,483	(282,453)	308,774	(287,216)
Effect of exchange rate changes on cash and cash equivalents	21,704	(33,097)	22,029	(33,097)
Net increase/(decrease) in cash and cash equivalents	289,779	(249,356)	286,745	(254,119)
	311,483	(282,453)	308,774	(287,216)
Cash and cash equivalents at beginning of period	207,764	423,606	207,709	423,554
Cash and cash equivalents at end of period	519,247	141,153	516,483	136,338

Segmental Information

The group's segments are organised into three business lines: Retail Banking and Wealth Management, Commercial Banking and Global Banking and Markets. The business lines reflect the way the CEO, as chief operating decision-maker, reviews financial information in order to make decisions about allocating resources and assessing performance.

	Retail Banking and Wealth Management		Commercial Banking		Global Banking and Markets		Inter-segment		Group Total
	6 mths to 30/06/12	6 mths to 30/06/11	6 mths to 30/06/12	6 mths to 30/06/11	6 mths to 30/06/12	6 mths to 30/06/11	6 mths to 30/06/12	6 mths to 30/06/11	6 mths to 30/06/12	6 mths to 30/06/11

	€000	€000	€000	€000	€000	€000	€000	€000	€000	€000
Group
Net interest income
- external	22,357	22,354	34,875	33,520	10,399	8,350	-	-	67,631	64,224
- inter-segment	8,335	7,360	(6,326)	(6,308)	(2,009)	(1,052)	-	-	-	-
	30,692	29,714	28,549	27,212	8,390	7,298	-	-	67,631	64,224
Net non-interest income
- external	18,113	25,216	6,664	8,033	6,707	(639)	-	-	31,484	32,610
- inter-segment	(565)	(387)	484	36	465	520	(384)	(169)	-	-
	17,548	24,829	7,148	8,069	7,172	(119)	(384)	(169)	31,484	32,610

External employee compensation and benefits	(16,735)	(15,564)	(6,377)	(6,047)	(1,895)	(1,557)	-	-	(25,007)	(23,168)

General and administrative expenses
- external	(11,808)	(11,472)	(3,944)	(3,788)	(861)	(946)	-	-	(16,613)	(16,206)
- inter-segment	(384)	(169)	-	-	-	-	384	169	-	-
	(12,192)	(11,641)	(3,944)	(3,788)	(861)	(946)	384	169	(16,613)	(16,206)

External depreciation	(1,705)	(1,900)	(358)	(746)	(81)	(1)	-	-	(2,144)	(2,647)

External amortisation	(802)	(244)	(355)	(113)	(39)	(29)	-	-	(1,196)	(386)

External net impairment	(699)	(3,290)	(107)	(1,004)	(20)	23	-	-	(826)	(4,271)
External net provisions for liabilities and other charges	-	-	-	205	-	(1)	-	-	-	204
Profit before tax	16,107	21,904	24,556	23,788	12,666	4,668	-	-	53,329	50,360

	Retail Banking and Wealth Management		Commercial Banking		Global Banking and Markets		Inter-segment		Group Total
	30/06/12	30/06/11	30/06/12	30/06/11	30/06/12	30/06/11	30/06/12	30/06/11	30/06/12	30/06/11
	€000	€000	€000	€000	€000	€000	€000	€000	€000	€000
Assets
Segment total assets	2,611,649	2,376,360	1,686,872	1,655,502	1,673,235	1,660,077	-	-	5,971,756	5,691,939
Average total assets	2,583,749	2,335,052	1,615,254	1,679,952	1,707,433	1,663,246	-	-	5,906,436	5,678,250
Total equity	194,429	175,210	167,510	155,621	26,478	21,296	-	-	388,417	352,127

Basis of preparation

The condensed interim financial statements have been extracted from HSBC Bank Malta p.l.c.'s (the 'bank') and its subsidiary undertakings (collectively referred to as the 'group') unaudited management accounts for the six month period ended 30 June 2012. These condensed interim financial statements are being published in terms of Chapter 5 of the Listing Rules issued by the Listing Authority and in terms of the Prevention of Financial Markets Abuse Act, 2005.

The condensed interim financial statements have been prepared in accordance with accounting standards adopted for use in the EU for interim financial statements (EU adopted IAS 34, Interim Financial Reporting). They do not include all of the information required for full annual financial statements, and should be read in conjunction with the financial statements for the year ended 31 December 2011.

The accounting policies applied in these condensed interim financial statements are the same as those applied by the group in its financial statements as at and for the year ended 31 December 2011.

As required by the EU adopted IAS 34, Interim Financial Reporting, these interim financial statements include comparative statements of financial position information at the previous financial year end and comparative income statements and statements of comprehensive income information for the comparable interim periods of the immediately preceding financial year.

Related party transactions with other members of the HSBC Group covering the period 1 January to 30 June 2012 have not materially affected the performance for the period under review.

Certain comparative amounts have been reclassified to comply with the current period's presentation.

HSBC Bank Malta p.l.c. is a member of the HSBC Group, whose ultimate parent company is HSBC Holdings plc. Headquartered in London, HSBC Holdings plc is one of the largest banking and financial services organisations in the world. The HSBC Group's international network comprises around 7,200 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa.

Statement pursuant to Listing Rule 5.75.3 issued by the Listing Authority

I confirm that to the best of my knowledge:

· the condensed interim financial statements give a true and fair view of the financial position as at 30 June 2012, financial performance and cash flows for the period then ended, in accordance with accounting standards adopted for use in the EU for interim financial statements (EU adopted IAS 34 'Interim Financial Reporting'); and

· the commentary includes a fair review of the information required in terms of Listing Rule 5.81 to 5.84.

                                                                                                                                                                                                                                                                                                                                             Mark Watkinson, Chief Executive Officer

                                                                                                                                                                                                      ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                             Date: 27 July 2012